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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of January

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By:  /s/ Leonard Fertig
                                                    ----------------------------
                                                    Leonard Fertig
                                                    Chief Executive Officer

Date: January 10, 2006

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                  FUTUREMEDIA LAUNCHES 'ASK THE EXPERT(TM)'

    BRIGHTON, England, Jan. 10 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning content and managed benefits provider, today announced the development of proprietary 'Ask the Expert(TM)' technology. 'Ask the Expert(TM)' is intended for use as a company forum enabling online chatting and information sharing for specific subjects, hosted by experts in their given field. It is being utilized by one of the UK's leading independent healthcare organization to further enhance their online learning community which was developed by Futuremedia.

    The product is a combination of message board and live chat, using several established chat concepts, such as the ability of a participant to see who else is online, and eventually enabling participants to chat with each other as well as the expert. 'Ask the Expert(TM)' has the added advantages not only of being a mediated discussion forum but also allowing organizations to archive discussions for future reference.

    'Ask the Expert(TM)' can help organizations overcome geographical challenges, lower travel costs and allow experts from around the world to share their expertise with a wider audience.

    Commenting on the new product, Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, "'Ask the Expert(TM)' uses collaborative technology to provide a means of sharing expertise in an engaging and effective manner. We are committed to providing our clients with innovative products which further enhance our value proposition. We are confident that Ask the Expert(TM) will be a compelling addition to our extensive suite of services."

    About Futuremedia:

    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefits from new products, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in management, risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             01/10/2006
    /CONTACT: US: Mike Smargiassi or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK: Gerry Buckland, +44-7919-564126, info_db@mac.com, all for Futuremedia/
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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